                               Filed by Diamond Technology Partners Incorporated
                                   Pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
                         under the Securities Exchange Act of 1934 in respect of
                                        Diamond Technology Partners Incorporated
                                                   Commission File No. 000-22125




In connection with the proposed transaction, Diamond will file with the Securities and Exchange Commission a Registration Statement on Form S-4. The registration statement will include a proxy statement of Diamond for a meeting of its shareholders to consider and vote upon the issuance of Diamond shares in the transaction and various related matters. The registration statement will also serve as a prospectus of Diamond with respect to the shares of Diamond to be distributed to shareholders of Cluster Telecom B.V. in the proposed transaction. Diamond expects to mail the proxy statement/prospectus for the transaction to the shareholders of both companies. Investors and security holders are advised to carefully read the proxy statement/prospectus, when it becomes available, because it will contain important information about Diamond, Cluster, the transaction and related matters. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by the companies at the SEC's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Diamond by directing such requests to Diamond Technology Partners Incorporated, John Hancock Center 875 North Michigan Avenue, Suite 3000, Chicago, Illinois 60611, attention: General Counsel (312-255-5000).

In addition to the registration statement and the proxy statement/prospectus, Diamond files annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Diamond at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Diamond's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

Diamond, Cluster, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from shareholders of Diamond with respect to the transactions contemplated by the purchase agreement. A description of any interests that Diamond's directors and executive officers have in proposed transaction will be available in the proxy statement/prospectus.

                                      ###

On September 11, 2000, Diamond and Cluster held a conference call with analysts, investors and members of the public to discuss the Diamond Cluster business combination. The following is the script of the presentation delivered on the call. An audio replay of the conference call is available through the end of the day on September 18, 2000 by calling 888-843-8996 (domestic) or 630-652-3044 (international) and entering the passcode 2820235.

A transcript of the conference call will be filed by Diamond with the Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933 as promptly as practicable.

                                      ###

DIAMOND TECHNOLOGY PARTNERS
Diamond Technology Partners and Cluster Consulting Merger
September 11, 2000


Julia Potter
------------

Good morning and thank you for joining us this morning. This is Julia Potter, director of investor relations for Diamond. Before we get started, I'd like to remind you that any statements in today's call that are not historical are considered forward-looking and speak only as of today's date. Our actual results may differ materially and you should be familiar with the risks and uncertainties associated with our business which are highlighted in our filings with the SEC including Form 10Q for the quarter ended June 30, 2000.

Diamond also plans to file a form S-4 registration statement with the Securities and Exchange Commission relating to the Cluster transaction. The registration statement will include a proxy statement of Diamond for a meeting of its shareholders to consider and vote upon the issuance of Diamond shares in the transaction and various related matters. Investors and security holders are advised to read the registration statement and the proxy statement when they become available because they will contain important information.

With that said, I would also like to remind everyone that this call is being broadcast over the Internet. You can listen to the call and view accompanying slides by going to our website at www.diamtech.com.

And, now I want to turn the floor over to Mel and his colleagues to tell you more about the merger we announced this morning, and then we will open the call to questions.


Mel Bergstein
-------------

TITLE SLIDE

Thanks, Julia...and good morning, everyone. This is Mel Bergstein. I am delighted to be talking to you this morning about what I believe is perhaps the most exciting thing that Diamond has done since it was founded six and a half years ago. Today we announced a merger with a pan European digital-strategy consulting firm specializing in broadband wireless and Internet business strategies called Cluster Consulting. This deal is pan European. It is broadband wireless. And it is cash accretive. Moreover, the chemistry, the values and the vision are great and very compatible.

I am here this morning with several of my colleagues: Javier Rubio, CEO of Cluster Consulting, Adam Gutstein, our president, Mike Mikolajczyk, our vice chairman, and Karl Bupp our CFO, to tell you more about this deal and our prospects for the future.

This merger is a move that we believe will catapult the combined company into a global leadership position. This is about our joint vision to be a global leader. And, it is in keeping with Diamond's stated acquisition criteria. This deal is a strategic fit, an extraordinary cultural fit, it is cash accretive, we have structured the deal to keep in the key players as well as the staff, and it gives us significant global presence. We think that being global is critical to future success because our clients, the Global 2000, are moving towards transforming their entire companies driven by digital technology and they want partners who are global and have scale.

We expect the combined company, which will be called DiamondCluster International, will be the world's premier digital strategy and solutions delivery firm. For Diamond, this combination gives us an immediate European and Latin American footprint that accelerates our business plan at least two years. This merger gives us deep broadband wireless and mobile strategy skills to leverage the emerging broadband wireless consulting opportunity. This is the only European company that we know that has this depth of broadband wireless expertise. For Cluster, the combination accelerates their entry into North America as well as accelerating the move across industries from a very strong base in Telecom.

This morning, I want to talk about four things. We will tell you about who Cluster is and help you understand how the combined firm will work and Javier will talk about some of the work we have already begun to do together. Second, we will give you the transaction details. Third, Adam will outline for you what we are doing to around the integration. And, fourth, Karl will take you through the financial impact and what it means to our shareholders. And, then we will open the call to questions.


SLIDE 2 (NEW GLOBAL ENVIRONMENT)

Diamond was founded to help companies figure out how to leverage disruptive technologies to their competitive advantage. That disruptor as of late has been the Internet, primarily the traditional Internet. This will be around for a long time. The new emerging disruptor is broadband wireless and mobility. Together, this will create exponentially more opportunity, and sets the stage for moving from killer apps to killer platforms that are about transforming the core business. As Javier says, "Everything that can be digital, will be digital; and everything that can be mobile, will be mobile."

This environment is what led us to the announcement we made today. The merger of Diamond and Cluster creates a firm positioned on a global basis to be a leader in the world of the new killer platform: broadband wireless technology and mobile commerce.


SLIDE 3 (AGENDA)

So, now let me tell you about Cluster Consulting and how DiamondCluster will compete moving forward.


SLIDE 4 (WHO IS CLUSTER)

Cluster is a leading pan European and Latin American digital strategy firm specializing in broadband wireless and Internet. Cluster consultants have been working in the executive suite helping CEO's map out their broadband wireless strategies since the firm was founded seven years ago. As of today they have 370 consultants, in nine offices worldwide. Cluster is operating at a $100 million dollar revenue run-rate. Remarkably, their operating metrics--including margins, revenue per professional, and growth rate--are essentially the same as Diamond's. Let me tell you, we looked at a lot of companies in Europe and this is the only firm we found with this kind of quality and depth in strategy and broadband wireless technology.


SLIDE 5 (COMPLEMENTARY GEOGRAPHY)

This merger gives DiamondCluster an immediate North American, European and Latin American footprint with offices in Chicago, Boston, San Francisco, New York, London, Paris, Dusseldorf, Munich, Barcelona, Madrid, Lisbon, and Sao Paulo.
The two offices that the combined firm have in London will be consolidated into one office.

Cluster brings a proven approach for moving into new countries. First, you get the work and people, and then you invest in the infrastructure. Cluster has perfected this process and that will benefit the new company as we move into other countries. We are currently planning to open offices in Stockholm, Milan and Istanbul.


SLIDE 6 (EXTRAORDINARY SKILL MATCH)

And, not only are the geographies highly complementary but the skills of our people, fit together extremely well. Both organizations are about leveraging disruptive technologies. Both organizations have deep digital strategy, technology and value management skills. The only real difference is that Cluster's technology skills are about mobility and broadband wireless Internet and Diamond's skills have been focused on the traditional Internet. These skill sets and experiences are highly complementary.

Diamond also has a very successful solutions delivery capability, called Diamond MarketSpace Solutions, or what we call DMS, which has been the primary reason the company has seen accelerated growth in the last several quarters. DMS was launched in June of 1999. The opportunity here is clear--to build out a DMS capability in Europe and Latin America.


SLIDE 7 (BENEFITS TO CLIENTS)

What this means for our clients is the ability to offer international perspective and depth in a pervasive emerging technology. Now I want to turn it over to Javier to talk about a client where we have already worked together.


(JAVIER)

Good morning. Let me start by saying how excited we are about this merge with Diamond Technology Partners. The resulting firm, DiamondCluster, develops our vision in the best way we could have ever thought.

During the last two moths, and as part of the process of getting to know each other inside out, we have put together some teams to work in various client engagements and marketing initiatives. The results fully validated our initial assessment of great cultural fit and extremely similar approach to client work.

As an example of these efforts we were able to get a major assignment for Endesa, the largest utility in Spain, for whom we will be assisting in the launch of a B to C portal for home related services. The outstanding referrals from Diamond in this field, and the specific know how imported from Diamond in developing the digital strategy with the support of the best technological solution was instrumental in getting this project.


SLIDE 8 (LOGOS)

Within Diamond's client portfolio, the mobility factor and the implications of the wireless broadband revolution will trigger an enormous amount of high level work and the opportunity for developing leading edge strategies of great value for the clients. From financial services firms to automakers, they will all benefit from the disruption of this new killer platform. At the same time, Cluster will be able to move the relationships with existing clients much further, by covering new verticals such as financial services and consumer goods much more rapidly. European 3G Telecom operators will go much beyond selling airtime, they will provide all kinds of services to their clients, securities trading, payments security systems, traffic information, monitoring of home devices,.... With Diamond, the potential value we create for existing clients is being augmented in a very material way.

Combining the additional work in existing clients with the enormous potential to enter new industries, the prospects are outstanding and we all are very thrilled about it and are looking forward to embracing them.

Mel?


(MEL)

Thanks, Javier.


SLIDE 9 (LEADING THE INDUSTRY)

You have seen, through the example Javier gave, that our new company creates a powerful competitive position where we eclipse essentially every player in the space, including the traditional strategic consultants. What our buyers value is a partner that has deep strategy and deep technology skills, along with overall value management skills. And, broadband wireless expertise is quickly going to become a major consideration. They want someone that is familiar with their industry, and a provider with scale and international scope that can work in the executive suite. No other company has strength in international and broadband wireless like DiamondCluster.


SLIDE 10 (CHUNKA CHART)

What we're getting here is really a super vertical--which is broadband wireless --that will expand across all industries in the form of mobility and m-commerce. In combination with the Internet, this will be the new killer platform. It will happen in Europe first, but it will happen worldwide. We believe this is very powerful.


SLIDE 11 (INTELLECTUAL CAPITAL)

Broadband wireless and mobility must become a new cornerstone in our intellectual capital. As you know, renewable and scalable intellectual capital is a key to long-term sustainability for a consulting firm. Cluster augments Diamond's strong intellectual capital with a European perspective and broadband wireless content. And, Diamond is experienced at packaging and disseminating both internally and to the outside marketplace.


SLIDE 12 (MANAGEMENT TEAM)

The management team in place to lead this charge includes people with deep experience in the industry and in the various geographies in which we are doing business. Importantly, many of us have experience in running large, international businesses. And, this team is supported by a group of over 100 partners. There is no officer corps of this size and quality among the public companies in this sector. We believe, that pound for pound this group is as strong as any officer corps, public or private.


SLIDE 13 (CLUSTER MANAGEMENT)

This experience translates to the Cluster organization, as well. Javier is supported in Europe by a number of exceptional people with strong experience in the industry. And to give you a feel of the other people at Cluster, their partners' average age is mid-thirties and they are educated at the top business schools. Professional backgrounds include strategy people BCG, Bain, Monitor, McKinsey and consumer goods marketing people from American Express, Nestle, Procter & Gamble, L'Oreal and Pepsi.


SLIDE 14 (CULTURE)

For those of you who know us, you can see that these backgrounds are the same quality as the Diamond people. This parallelism is also reflected in the cultures of the organizations. In my 30 years in this business, I have never seen two organizations with more compatible cultures. Importantly, Cluster has a campus-based recruiting model, which, as you know, we believe is absolutely critical to the long-term success of a professional services firm. Like Diamond, these people are SWANS--that is, smart, works hard, ambitious, and nice.


SLIDE 15 (AGENDA)

Now let me tell you about the deal.


SLIDE 16 (TRANSACTION HIGHLIGHTS)

At Friday's close price, this is approximately a $930 million deal. It is cash accretive, and it creates the premier global digital strategy and solutions delivery firm. Some other highlights of the transaction include the expansion of the board by three (3) seats. Javier Rubio, CEO of Cluster, will join the board, as well as two (2) additional, mutually agreed upon independent executives who we would expect to be European or Latin American. Finally, we are expecting the deal to close in the fourth calendar quarter.


SLIDE 17 (TRANSACTION DETAILS)

The deal consideration consists of $44 million in cash, 6.3 million class B shares and 7.6 million options, the majority of which vests over 4-5 years. Of the 7.6 million options, 4.2 million go to the partner group of Cluster and vest over 5 years. 1.5 million options go to the staff and vest over 4 years. 1.9 million are rollover options and vest over 4 years. You'll notice that only 5% of the deal value is in cash. This is extremely important because it aligns our interests with each other and with the shareholders. Partners and all employees on both sides have significant performance-based compensation incentives. The Cluster team is in this deal for the long haul.


SLIDE 18 (AGENDA)

Now we want to talk about the integration. We have taken Adam Gutstein, one of our most senior executives, and put him in charge of the integration. He will be working closely with Ferran Soriano, Cluster's vice president of corporate development to ensure a smooth and rapid integration. Now let me turn it over to Adam to talk about the integration process.


(ADAM)

Thanks, Mel.


Those of you that know us know that we are very thoughtful and practical about our business decisions. We approached this deal with the same level of care and precision. When we started this process, we assembled a team of 25 partners and a dozen finance, HR and infrastructure people to focus on the due diligence process. We went to Cluster's European offices and did a thorough due diligence. We met with their people, we saw their projects, we talked to their clients, we examined their pipeline, and we reviewed their infrastructure. In addition, and we visited their offices and met with their partners, and they came to the US to spend time with us. Cluster people visited our offices and looked carefully at our pipeline and our client work, our intellectual capital and importantly they met our people as well. Of course, Diamond being a public company, the Cluster team was well prepared from public documents.


SLIDE 19 (INTEGRATION ISSUES)

That said, we recognize that there is risk. First, people issues. This is the crux of the matter. As we just discussed, we purposefully structured this deal to be stock and option based with long-term vesting to address the retention issue. And the new global organization provides attractive career potential for our current people and also for new recruits.

Second is clients. In terms of services, our capabilities are highly complementary. We have already successfully sold and delivered work together, and we have a number of marketing and intellectual capital based initiatives underway. We feel great about the early strides and even better about the potential.

Third, infrastructure redundancy. As Mel said earlier, there is very little geographic overlap. One city, London, has two offices. These will be immediately consolidated. As far as the technology and management systems, the platforms are compatible; Cluster people are already on our Intranets and e-mails systems. We are already migrating core processes around pipeline management, recruiting and human resources and knowledge management to a common platform. Because they are already quite compatible, we have a head start in the area.

Finally, the integration of the companies is a major focus for us. I will be working closely with Ferran Soriano a senior Cluster executive to oversee the integration.


SLIDE 20 (INTEGRATION TEAMS)

Ferran and I have seven teams put in place today to address people, clients, intellectual capital, knowledge management, solutions delivery, positioning and branding, and infrastructure, as well as overall risk mitigation. Our goal is to enable the two firms working together as a single firm as quickly and efficiently as possibly, as well as to discover and exploit additional leverage points.


SLIDE 21 (INTEGRATION APPROACH)

While the integration is extremely important and will have Ferran's and my principle attention, we are not taking our eye off the business. DiamondCluster will continue to excel at what we each do today--creating and delivering leading-edge digital strategy solutions to our clients, and delivering industry-
leading results for our shareholders.   The integration areas we will focus on
immediately include:

     Client Sales and Delivery--we are already working together at a number of clients and intend to accelerate that effort.
     People--we are holding partner and all-hands face-to-face meetings to nurture the sharing of ideas and instill a "one-firm" culture. Marketspace Solutions--we will begin building out our European and Latin
       American solutions delivery capability.
     Branding--We are launching a new brand--DiamondCluster International--to convey the new global capabilities of our combined firm.
     Knowledge Management--The combined company will have leading-edge knowledge management capabilities to foster the sharing of intellectual capital worldwide.

We have a lot of work to do and we are ready for it. We have the teams in place to do what needs to get done in order to realize the full value of this transaction and create a powerful future.

Now, let me turn it over to Karl to take you through the financial model. Karl?


(KARL)


SLIDE 22 (AGENDA)

Thanks, Adam.

We've discussed the strategic rationale for the proposed merger, the transaction details and the integration effort. Now I'll take you through the financials. This transaction provides immediate value to our shareholders. It will accelerate revenue growth, will enhance cash flows and will be immediately cash EPS accretive.


SLIDE 23 (PRO FORMA REVENUE)

First, let's look at the pro forma revenue. For the 1999 calendar year, pro forma revenue for the combined entity was $156 million. For the first half of calendar year 2000, pro forma combined revenue was $130 million.


SLIDE 24 (LEADING INDUSTRY METRICS)

But what is really important about the metrics here is that Cluster's operating metrics are essentially the same as Diamond's, illustrating the strategic nature of their work, the value they provide for their clients, and their ability to run an efficient business. Of all of the companies we met, Cluster is the only one that came close to our own operating metrics. Secular revenue growth target for the combined company is 50%. And we're expecting operating margins in the 18%-20% range; after-tax margin before amortization in the 12-14% range and our goal for revenue per professional is $400,000. In the short-term, turnover may increase slightly above 15% for the combined voluntary and involuntary turnover, but for the long-term we expect it to return to our traditional levels of 12%- 15%. As for DSOs, we think we will operate in the 35-45 day range until we can prove to ourselves that the model we use in the US is transportable to Europe and Latin America. This is still an outstanding metric.


SLIDE 25 (TARGET MODEL)

We expect Cluster to contribute revenue of $30 million in our fourth fiscal quarter of 2000, assuming a late December close. Combined revenue for fiscal 2001 is expected to be $280 million. This represents about a 106% growth rate over fiscal 2000. Going forward, we anticipate a 98% top line growth rate in fiscal 2002, bringing the revenue number to $555 million. On a pro forma basis the growth rate from fiscal 2001 to fiscal 2002 would be about 55%.

From a cash-EPS standpoint--cash EPS defined as excluding goodwill amortization and non-cash charges--we would expect to deliver $1.15 in fiscal 2001 and $1.61 per share in 2002.

We expect practice headcount to grow to over 1,000 people by the end of December 2000 and to over 1,100 by the end of our fiscal year. We expect headcount next year to grow about 45%.

We believe these metrics make this a very attractive deal for Diamond's shareholders.

Now I'll turn it back over to Mel to wrap up.


(MEL)


SLIDE 26 (AGENDA)

Thanks, Karl.  Now I just want to wrap it up by saying...


SLIDE 27 (SUMMARY--LEADERSHIP)

 ...this merger extends our opportunity to serve clients, to attract and retain the best people, and build industry-setting intellectual capital. This is what Diamond has always been all about, and we are fortunate to have found a partner with the same values and vision.

So to summarize, we believe the formation of DiamondCluster will benefit our clients because we will be able to help them innovate on a worldwide basis and we will bring the latest, most impactful technologies to their businesses. We believe that DiamondCluster's value proposition, footprint and skill base will make us unique in clients' and prospective clients' eyes. Second, for our employees, DiamondCluster will provide the best opportunity for growth and challenge. We'll have the best clients and most interesting work. For investors, the formation of DiamondCluster will be cash EPS accretive and will be a very strong platform for growth and profitability into the future.

We are all very enthusiastic about this combination. We are anxious to work together to create the premier digital strategy and solutions delivery firm in the market.

With that, I'd like to open the call to questions.



CLOSING REMARKS

Thank you all for joining us this morning. We are all very excited by this news and by the opportunity it gives to our clients, to our people and to our shareholders.

We'll see you all soon.